03012337

CM

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO
8-37970

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only
FIRM ID. NO.

Hochman & Baker Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

425 Huehl Road, #21
(No. and Street)

Northbrook	Illinois	60062
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glenn A. Baker (847) 564-4244
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

One North Wacker Drive	Chicago, IL		60606
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 3 2003
WASH, D.C. 155

OATH OR AFFIRMATION

I, Glenn A. Baker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Hochman & Baker Securities, Inc. as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Glen Baker

Lisa A. Yoest
Notary Public

"OFFICIAL SEAL"
LISA A. YOEST
Notary Public, State of Illinois
My Commission Expires 11/12/05

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
X	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Hochman & Baker Securities, Inc.

Statement of Financial Condition and Supplementary Report on Internal Control As of December 31, 2002

(Available for Public Inspection)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000

Report of Independent Accountants

To the Board of Directors and Stockholder of
Hochman & Baker Securities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Hochman & Baker Securities, Inc. (the "Company") at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Hochman & Baker Securities, Inc. is a wholly-owned subsidiary of Hochman & Baker, Inc. and, as disclosed in the notes to the statement of financial condition, has extensive transactions and relationships with Hochman & Baker, Inc. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 20, 2003

Hochman & Baker Securities, Inc.

Statement of Financial Condition
December 31, 2002

Assets		
Cash and cash equivalents	$	329,944
Commissions receivable - net of $3,000 allowance for doubtful accounts		389,153
Total assets	$	719,097
Liabilities and Stockholder's Equity		
Commissions payable	$	333,550
Accrued management fees		163,000
Total liabilities		496,550
Total stockholder's equity		222,547
Total liabilities and stockholder's equity	$	719,097

The accompanying notes are an integral part of the statement of financial condition.

Hochman & Baker Securities, Inc.

Notes to Statement of Financial Condition
December 31, 2002

1. Organization and Nature of Business

Hochman & Baker Securities, Inc. (the "Company") is incorporated under the laws of the State of Illinois. The Company is a wholly-owned subsidiary of Hochman and Baker, Inc. (the "Parent"), which is an 80% owned subsidiary of The Prudential Insurance Company of America, which is a subsidiary of Prudential Financial, Inc. ("Prudential"). The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.

The Company acts as a general securities broker and offers to its customers various investment products including mutual funds, equity and fixed income securities, variable life insurance and variable annuity contracts. The Company introduces and clears its general securities trading activity on a fully disclosed basis through a Prudential company, Wexford Clearing Services Corporation ("Wexford").

2. Summary of Significant Accounting Policies

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

The Company's cash and cash equivalents consists of funds on deposit in corporate accounts at a commercial bank, and cash equivalents in a money market mutual fund totaling $25,300 held with Wexford. Money market mutual funds are stated at cost, which approximates market value.

3. Income Taxes

The Company is a member of a group of affiliated companies which join in filing a consolidated federal income tax return in addition to separate state and local income tax returns.

Pursuant to the tax allocation arrangement, total federal and state and local income tax expense or benefit is determined on a separate company basis. Members with losses record tax benefits to the extent such losses are recognized in the consolidated federal or separate state and local tax provisions. Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes.

4. Related Party Transactions

The Company receives various services from its Parent including the use of telecommunications, office space, systems and equipment. Other general and administrative expenses, such as salaries, are paid by the Parent. The Company has entered into a formal agreement with the Parent whereby the Parent will provide such services to the Company in return for a management fee.

5. Commitments and Contingent Liabilities

The Company is subject to legal and regulatory actions in the ordinary course of its business. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation and regulatory matters should not have any material adverse effect on the Company's financial position.

6. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $218,041, which was $168,041 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 2.28 to 1. The Company is exempt from Rule 15c3-3 since it does not hold customer funds nor safekeep customer securities.

7. Concentrations of Credit Risk

The Company maintains its cash balances in several accounts with a financial institution located in Chicago. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2002, the Company's uninsured cash balances total $188,608 with this financial institution. Cash equivalents are held in one money market mutual fund which is uninsured.

Supplementary Report on Internal Control

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Stockholder of
Hochman & Baker Securities, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of Hochman & Baker Securities, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

PRICEWATERHOUSECOOPERS

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 20, 2003